SUBSCRIPTION AGREEMENT

Clean Air Lawn Care, Inc.

The Securities being offered pursuant to section 4(A)(6) and Regulation Crowdfunding of the Securities Act of 1933 as amended (the "Securities Act") and have not been registered under the Securities Act or the securities law of any state or any other jurisdiction. No federal or state securities administrator has reviewed the accuracy or adequacy of the offering materials for these securities. There are significant restrictions on the transferability of the securities described herein and no resale market may be available after restrictions expire. The purchase of these securities involves a high degree of risk and should be considered only by investors who can bear the risk of the loss of their entire investment without a change in their lifestyle.

To the Board of Directors of Clean Air Lawn Care, Inc. :

I hereby subscribe for and agree to purchase __[UNITS]__ shares (the "shares") of preferred stock of Clean Air Lawn Care, Inc., a Colorado corporation (the "Corporation") as approved by the Board of Directors on Oct 22, 2019, at a price per share of Forty Dollars ($40.00) payable upon the acceptance of this subscription by the Board of Directors of the Corporation.

In connection with this transaction, I hereby represent and warrant in acquiring these shares that I am acquiring them for investment and not with a view to the resale or distribution thereof.

I agree that I will not transfer any of the shares in the absence of an effective registration relating thereto under the Securities Act of 1933, as amended, or an opinion of counsel satisfactory to you and the Corporation that such registration under said Act is not required in connection with such transfer.

Prior to acquiring the shares, I have made an investigation of the Corporation and its business and have had made available to me all information with respect thereto which I needed to make an informed decision to acquire the shares. I possess experience and sophistication as an investor which are adequate for the evaluation of the merits and risks of the shares.

I understand the following concerning the shares:

    (a) That they have not been registered under the Securities Act of 1933 or any state securities laws;

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(b) That I cannot sell the shares unless they are registered under the Securities Act of 1933 and applicable state securities laws, or pursuant to an exemption from such registration requirements;

(c) That I must bear the economic risk of this investment for an indefinite period of time because the shares have not been registered under the Securities Act of 1933 or any state securities laws, and, therefore, cannot be sold unless they are subsequently registered or unless exemptions from such registration requirements are available;

(d) That any share certificate will bear a legend in substantially the following form:

"The securities represented by this certificate have been acquired for investment and have not been registered under the Securities Act of 1933, as amended, or under any state securities provisions. Without such registration, such securities may not be sold, pledged, hypothecated or otherwise transferred at any time whatsoever, except upon delivery to the company of evidence satisfactory to the company and its counsel (including, at the company's option, an opinion of counsel) that registration is not required for such transfer and that any such transfer shall not be in violation of the Securities Act of 1933, as amended, or applicable state securities laws or any rules or regulations promulgated thereunder.

Further, that stop transfer instructions will be placed with respect to the shares so as to restrict resale, pledge, hypothecation, or other transfer thereof, subject to the further terms hereof, including the provisions of the legend set forth above;

(e) I acknowledge that I have been advised that Rule 144 promulgated under the 1933 Act is not applicable to the shares, and further acknowledge that the Corporation is not and will not be obligated to make the filings and reports necessary to make publicly available the information which is a condition to the availability of Rule 144.

(f) Background. The undersigned understands that Clean Air Lawn Care, Inc., a Colorado Corporation, (the "Company"), is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder. The Company is offering to both accredited and non-accredited investors up to $750,000 of Preferred Shares (each a "Share" and, collectively, the "Shares") at a price of $40.00 per Share for the first 6,250 Shares sold in the Offering and a price of $50.00 per Share for the remaining 10,000 Shares sold in the Offering (the applicable purchase price paid by the undersigned being the "Purchase Price"). The minimum amount or target amount to be raised in the Offering $100,000 (the "Target Offering Amount") and the maximum amount to be raised in the offering is $750,000 (the "Maximum Offering Amount"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's CEO. The Company is offering the Shares to prospective investors through the Wefunder crowdfunding portal (the "Portal"). The Portal is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal 7.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

(g) <u>Subscription.</u> Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "Offering Deadline").

(h) <u>Closing.</u>

   (i) <u>Closing.</u> Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "Closing") shall take place through the Portal within five Business Days after the Offering Deadline (the "Closing Date").

   (ii) <u>Closing Conditions.</u> The Closing is conditioned upon satisfaction of all the following conditions:

      (a) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount; and

      (b) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount.

(i) Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

(j) Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(iii) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(iv) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(v) Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(vi) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(vii) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective

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affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(viii)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(ix)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(x)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(xi)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(xii) The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(xiii) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(xiv) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(xv) The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(xvi)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply.

(xvii) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(k)   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK.** The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its Board of Directors; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

(l)   Company Representations. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(xviii) <u>Corporate Power.</u> The Company has been duly formed as a C Corporation under the laws of the State of Colorado and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(xix) <u>Enforceability.</u> This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(xx) <u>Valid Issuance.</u> The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(m) <u>Non-Voting Shares; Grant of Proxy.</u> The undersigned acknowledges that the Shares being acquired have no voting rights and that major corporate actions may be taken without the vote of the holders of the Shares. The undersigned member, and any successors or assigns of the undersigned (the "Grantor") (to the fullest extent permitted by applicable law) appoints the CEO of the Company (such person, the "Proxy"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Grantor, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Grantor is entitled to do so), if any, with respect to all of the Shares of the Company that now are or hereafter may be beneficially owned by Grantor, and any and all other Shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Proxy Shares") in accordance with the terms of this Section (m). The Proxy Shares beneficially owned by Grantor as of the date hereof constitute the Shares being acquired under this Agreement. Upon Grantor's execution of this Agreement, any and all prior proxies (other than the proxy granted in this clause (m) given by Grantor with respect to the Proxy Shares are hereby revoked and Grantor agrees not to grant any subsequent proxies with respect to the Proxy Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Agreement as long as the Proxy Shares are outstanding. The proxy granted under this clause (m) is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to this Agreement. The attorney and proxy named above is hereby authorized and empowered by Proxy, at any time, to act as Grantor's attorney and proxy to vote the Proxy Shares, and to exercise all voting and other rights of Grantor with respect to the Proxy Shares (including, without limitation, the power to execute and deliver written consents and the right to consent to any actions constituting protective provisions or other veto rights in any shareholder agreement or elsewhere), at every annual, special or adjourned meeting of the members of the Company and in every written consent in lieu of such meeting. All authority herein conferred shall survive the death or incapacity of Grantor and any obligation of Grantor hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Grantor. The proxy granted in this Section (m) is coupled with an interest as aforesaid and is irrevocable. This irrevocable proxy may not be amended or otherwise modified without the prior written consent of the member and the Proxy.

(n) <u>SPV Reorganization</u>. The undersigned hereby agrees to take any and all actions determined by the Company's CEO in good faith to be advisable to reorganize this instrument and any Shares issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of the Shares.

(o) <u>Repurchase.</u> If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase the Shares from the undersigned for the greater of (i) the Purchase Price and (ii) the fair market value of the Shares, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "**Repurchase,**" and such greater value, the "**Repurchase Value**"); provided, however, that, in the event an Equity Financing (as defined below) occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Shares the undersigned would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Shares by the Financing Price (as defined below) and is referred to as the "**Aggregate Value**"), the Company shall pay to the undersigned an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event (each, as defined below).

For the purposes of this clause (o), the following terms shall have the meanings set forth below:

"**Change of Control**" means (i) a transaction or series of related transactions in which any person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Change of Control or initial public offering), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Shares at a fixed pre-money valuation.

"**Financing Price**" means the price per share or conversion price of a class of Shares issued to the investors investing new money in the Company in connection with the initial closing of an Equity Financing.

(p) Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

(q) Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "Managing Underwriter") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30- day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "Market Standoff Period"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

(r) <u>Notices.</u> All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

(s) <u>Governing Law.</u> Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Colorado without regard to the principles of conflicts of laws. Any suit, action or other proceeding arising out of or based upon this Agreement shall be subject to the provisions of the Arbitration Agreement which are hereby incorporated herein and made a part of this Agreement by this reference.

(t) <u>Entire Agreement.</u> This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

(u) <u>Invalidity of Specific Provisions.</u> If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

(v) <u>Titles and Subtitles.</u> The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

(w) <u>Counterparts.</u> This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(x) <u>Electronic Execution and Delivery.</u> A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____.

Number of Shares: [UNITS] _____

Aggregate Purchase Price: $[AMOUNT] _____

COMPANY:

Clean Air Lawn Care, Inc.

Founder Signature
_____

Name: FOUNDER NAME
_____

Title: Founder, CEO
_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

By: _____

By: *Investor Signature* _____

Name: [INVESTOR NAME]
_____

Title: [INVESTOR TITLE]
_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited